[LETTERHEAD OF GIBSON, DUNN & CRUTCHER LLP]

April 4, 2007

VIA EDGAR

Peggy Kim
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	AeroGrow International, Inc. Registration Statement on Form SB-2 (Registration No. 333-141689)
Filed on March 30, 2007

Dear Ms. Kim:

On behalf of our client, AeroGrow International, Inc. (the “Company”), a Nevada corporation, we hereby specifically incorporate into the facing page of the Registration Statement on Form SB-2, filed by the Company on March 30, 2007, the following language pursuant to Rule 473 of the Securities Act of 1933, as amended:

“The registrant hereby amends this registration statement on the date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment or the subject filing, please call Brian Lane (202-887-3646), Steven Talley (303-298-5775), or Scott Davies (303-298-5917) of this firm.

Very truly yours,

/s/ Steven K. Talley

Steven K. Talley